Filed by Catalytica Energy Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-2
under the Securities Exchange Act of 1934
Commission File No. 000-31953
Subject Company: Catalytica Energy Systems, Inc.
FOR IMMEDIATE RELEASE

CONTACT:	Megan Meloni Investor Relations (650) 631-2847
CATALYTICA ENERGY SYSTEMS ANNOUNCES STOCKHOLDER APPROVAL OF
MERGER PROPOSAL
Renegy Holdings, Inc. Secures NASDAQ Listing Approval
     TEMPE, Ariz. (September 27, 2007) — Catalytica Energy Systems, Inc. (NASDAQ: CESI) announced that, based on a tabulation of the votes cast at the Company’s Special Meeting of Stockholders held today, Catalytica Energy Systems’ stockholders have approved the proposed business combination of Catalytica Energy Systems with the renewable energy divisions of NZ Legacy, LLC. The merger transaction is expected to close on October 1, 2007, assuming continued satisfaction of closing conditions. Upon completion of the transaction, the combined companies will operate under the name Renegy Holdings, Inc.
     Under the terms of the Contribution and Merger agreement, Catalytica Energy Systems’ stockholders will receive one share of Renegy common stock for every seven shares of Catalytica Energy Systems common stock held at the effective time of the merger. It is expected that Renegy common stock will commence trading on the NASDAQ Stock Market on October 1, 2007 under the ticker symbol RNGY.
About Catalytica Energy Systems
     Catalytica Energy Systems, based in Tempe, Arizona, provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Through its SCR-Tech subsidiary (www.SCR-Tech.com), the Company offers a variety of services for coal-fired power plants that use selective catalytic reduction (SCR) systems to reduce nitrogen oxides (NOx) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs. Find Catalytica Energy Systems on the Worldwide Web at www.CatalyticaEnergy.com.
About Renegy Holdings
     Renegy Holdings, a wholly owned subsidiary of Catalytica Energy Systems, was formed in May 2007 to serve as a holding company for a proposed business combination of Catalytica Energy Systems with the renewable energy divisions of NZ Legacy, LLC, which was announced on May 8, 2007. Upon completion of the proposed merger transaction, which is expected on October 1, 2007, subject to the satisfaction of certain customary closing conditions, the combined companies will operate under the name Renegy Holdings, Inc. (Renegy). Renegy will be a green energy company focused on acquiring, developing and operating a growing portfolio of renewable energy facilities in North America and providing emissions compliance solutions for the coal-fired power industry.
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Additional Information and Where to Find It
     This document does not constitute an offer of any securities for sale. The proposed merger transaction described herein was submitted to the stockholders of Catalytica Energy Systems, Inc. for their consideration at a Special Meeting of Stockholders that was held on September 27, 2007. In connection with the proposed merger, Renegy Holdings, Inc. has filed a registration statement, a proxy statement / prospectus and other materials with the SEC. CATALYTICA ENERGY SYSTEMS URGES INVESTORS TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CATALYTICA ENERGY SYSTEMS, SNOWFLAKE WHITE MOUNTAIN POWER, RENEGY, RENEGY TRUCKING, AND THE PROPOSED TRANSACTION. Investors also may obtain information about the proposed transaction by reviewing the Form 8-K filed by Catalytica Energy Systems on May 8, 2007 in connection with the announcement of the transaction and any other documents filed with the SEC when they become available. Investors may obtain free copies of the proxy statement / prospectus as well as other filed documents containing information about Catalytica Energy Systems at http://www.sec.gov, the SEC’s public website. These SEC filings may also be obtained free of charge on Catalytica Energy Systems’ Web site at http://www.CatalyticaEnergy.com or by calling the Company’s investor relations department at (650) 631-2847.
     This news release contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and is subject to the safe harbors created therein. These statements include, but are not limited to, the prospects and timing associated with closing the transaction and the initiation of trading of Renegy common stock on the NASDAQ Stock Market. These risks and uncertainties include, among others, the results of final tabulation of the stockholder vote, Renegy continuing to meet listing requirements for NASDAQ; the risk of delays in closing the transaction or the commencement of trading of Renegy common stock on the NASDAQ Stock Market; and the other risks set forth in the Company’s most recent Form 10-KSB and subsequent Forms 10-QSB and the Registration Statement on Form S-4 relating to the Transaction, filed with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this release.
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